Exhibit 99.1

Newspaper advertisement titled "Notice of the 39th Annual General Meeting and e-voting information"

Infosys
Navigate your next

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 4, 2020

Dear Sir/ Madam,

Sub: Newspaper advertisement titled 'Notice of the 39th Annual General Meeting and e-voting information'

Please find attached copies of the newspaper advertisement titled **'Notice of the 39th Annual General Meeting and e-voting information'** that appeared in today's Times of India, Economic Times, Business Standard, Prajavani (Kannada) and Vijaya Karnataka (Kannada).

This will also be hosted on the Company's website, at www.infosys.com

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

Enclosed: - Newspaper clippings (English and Kannada)

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
Navigate your next

Infosys Limited

Corporate Identity Number (CIN): L85110KA1981PLC013115
Regd. Office: Electronics City, Hosur Road, Bengaluru - 560 100.
Phone: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com, www.infosys.com

NOTICE OF THE 39th ANNUAL GENERAL MEETING AND E-VOTING INFORMATION

Notice is hereby given that:

1. The 39th Annual General Meeting (AGM) of the members of Infosys Limited (the 'Company') will be held on Saturday, June 27, 2020 at 4:00 p.m. IST through Video Conferencing / Other Audio Visual Means (VC). In compliance with General Circular numbers 20/2020, 14/2020, 17/2020 issued by the Ministry of Corporate Affairs (MCA) and Circular number SEBI/HO/CFD/CMD1/CIR/P/2020/79 issued by the Securities and Exchange Board of India (SEBI) (hereinafter collectively referred to as 'Circulars'), companies are allowed to hold AGMs through VC, without the physical presence of members at a common venue. Hence, the AGM of the Company is being held through VC to transact the business as set forth in the Notice of the AGM dated May 29, 2020.

2. In compliance with the Circulars, electronic copies of the Notice of the AGM and Annual Report 2019-20 have been sent to all the members whose email IDs are registered with the Company/Depository Participant(s). These documents are also available on the website of the Company at, https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-20.pdf, stock exchange websites and on the website of National Securities Depository Limited ('NSDL') at, https://www.evoting.nsdl.com. The dispatch of Notice of the AGM through emails has been completed on June 2, 2020.

3. Members holding shares either in physical form or dematerialized form, as on the cut-off date (June 20, 2020), may cast their votes electronically on the business as set forth in the Notice of the AGM through the electronic voting system of NSDL ('remote e-voting'). Members are hereby informed that:

   i. The business as set forth in the Notice of the AGM may be transacted through remote e-voting or e-voting system at the AGM;

   ii. The remote e-voting shall commence on Monday, June 22, 2020 (9:00 a.m. IST);

   iii. The remote e-voting shall end on Friday, June 26, 2020 (5:00 p.m. IST);

   iv. The cut-off date for determining the eligibility to vote by remote e-voting or by e-voting system at the AGM shall be June 20, 2020;

   v. Remote e-voting module will be disabled after 5:00 p.m. IST on June 26, 2020;

   vi. Any person, who acquires shares of the Company and becomes a member post-dispatch of the Notice of the AGM and holds shares as on the cut-off date i.e. June 20, 2020, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if a person is already registered with NSDL for e-voting then the existing user ID and password can be used for casting their vote;

   vii. Members may note that: a) The remote e-voting module shall be disabled by NSDL beyond 5:00 p.m. IST on June 26, 2020 and once the votes on a resolution is cast by the member, the member shall not be allowed to change it subsequently; b) The facility for voting will also be made available during the AGM, and those members present in the AGM through VC facility, who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system at the AGM. c) The members who have cast their votes by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their votes again; and d) Only persons whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date shall be entitled to avail the facility of remote e-voting or e-voting at the AGM.

   viii. The manner of voting remotely for members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the Notice of the AGM. The details will also be made available on the website of the Company. Members are requested to visit www.infosys.com to obtain such details.

   ix. Members who have not registered their email addresses are requested to register their email addresses with respective depository participant(s) and members holding shares in physical mode are requested to update their email addresses with Company's Registrar and Share Transfer Agent, KFin Technologies Private Limited (formerly Karvy Fintech Private Limited), at einward.ris@kfintech.com to receive copies of the Annual Report 2019-20 along with the Notice of the 39th AGM, instructions for remote e-voting and instructions for participation in the AGM through VC.

   x. The manner in which the members who wish to register mandates for receiving their dividend is detailed in the Notice.

   xi. In case of queries relating to remote e-voting, members may refer to the Frequently Asked Questions (FAQs) for members and e-voting user manual for members at the 'Downloads' section of NSDL's website or call the toll free no.: 1800 22 2990 or contact Ms. C. Shobha Anand, Deputy General Manager, KFin Technologies Private Limited, Selenium Tower B, Plot No. 31 & 32, Financial District, Nanakramguda Serilingampally Mandal, Hyderabad – 500 032, Ph: 91 40 6716 1559 Email: shobha.anand@kfintech.com

   xii. The members who require technical assistance to access and participate in the meeting through VC may contact the helpline number: +91 80 4156 5555 / +91 80 4156 5777

4. The record date for the purpose of determining the entitlement of members to the final dividend for fiscal 2020 was June 1, 2020. The payment of dividend shall be made on the fifth working day (i.e. on July 3, 2020) after the members' approval at the 39th AGM.

For **Infosys Limited**
Sd/-
A.G.S. Manikantha
Company Secretary

Bengaluru, India
June 03, 2020

Infosys®
Navigate your next

Infosys Limited

Corporate Identity Number (CIN): L85110KA1981PLC013115
Regd. Office: Electronics City, Hosur Road, Bengaluru - 560 100.
Phone: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com, www.infosys.com

NOTICE OF THE 39th ANNUAL GENERAL MEETING AND E-VOTING INFORMATION

Notice is hereby given that:

1. The 39th Annual General Meeting (AGM) of the members of Infosys Limited (the 'Company') will be held on Saturday, June 27, 2020 at 4:00 p.m. IST through Video Conferencing / Other Audio Visual Means (VC). In compliance with General Circular numbers 20/2020, 14/2020, 17/2020 issued by the Ministry of Corporate Affairs (MCA) and Circular number SEBI/HO/CFD/CMD1/CIR/P/2020/79 issued by the Securities and Exchange Board of India (SEBI) (hereinafter collectively referred to as 'Circulars'), companies are allowed to hold AGMs through VC, without the physical presence of members at a common venue. Hence, the AGM of the Company is being held through VC to transact the business as set forth in the Notice of the AGM dated May 29, 2020.
2. In compliance with the Circulars, electronic copies of the Notice of the AGM and Annual Report 2019-20 have been sent to all the members whose email IDs are registered with the Company/Depository Participant(s). These documents are also available on the website of the Company at, https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-20.pdf, stock exchange websites and on the website of National Securities Depository Limited ('NSDL') at, https://www.evoting.nsdl.com. The dispatch of Notice of the AGM through emails has been completed on June 2, 2020.
3. Members holding shares either in physical form or dematerialized form, as on the cut-off date (June 20, 2020), may cast their votes electronically on the business as set forth in the Notice of the AGM through the electronic voting system of NSDL ('remote e-voting'). Members are hereby informed that:
   i. The business as set forth in the Notice of the AGM may be transacted through remote e-voting or e-voting system at the AGM;
   ii. The remote e-voting shall commence on Monday, June 22, 2020 (9:00 a.m. IST);
   iii. The remote e-voting shall end on Friday, June 26, 2020 (5:00 p.m. IST);
   iv. The cut-off date for determining the eligibility to vote by remote e-voting or by e-voting system at the AGM shall be June 20, 2020;
   v. Remote e-voting module will be disabled after 5:00 p.m. IST on June 26, 2020;
   vi. Any person, who acquires shares of the Company and becomes a member post-dispatch of the Notice of the AGM and holds shares as on the cut-off date i.e. June 20, 2020, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if a person is already registered with NSDL for e-voting then the existing user ID and password can be used for casting their vote;
   vii. Members may note that: a) The remote e-voting module shall be disabled by NSDL beyond 5:00 p.m. IST on June 26, 2020 and once the votes on a resolution is cast by the member, the member shall not be allowed to change it subsequently; b) The facility for voting will also be made available during the AGM, and those members present in the AGM through VC facility, who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system at the AGM. c) The members who have cast their votes by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their votes again; and d) Only persons whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date shall be entitled to avail the facility of remote e-voting or e-voting at the AGM.
   viii. The manner of voting remotely for members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the Notice of the AGM. The details will also be made available on the website of the Company. Members are requested to visit www.infosys.com to obtain such details.
   ix. Members who have not registered their email addresses are requested to register their email addresses with respective depository participant(s) and members holding shares in physical mode are requested to update their email addresses with Company's Registrar and Share Transfer Agent, KFin Technologies Private Limited (formerly Karvy Fintech Private Limited), at einward.ris@kfintech.com to receive copies of the Annual Report 2019-20 along with the Notice of the 39th AGM, instructions for remote e-voting and instructions for participation in the AGM through VC.
   x. The manner in which the members who wish to register mandates for receiving their dividend is detailed in the Notice.
   xi. In case of queries relating to remote e-voting, members may refer to the Frequently Asked Questions (FAQs) for members and e-voting user manual for members at the 'Downloads' section of NSDL's website or call the toll free no.: 1800 22 2990 or contact Ms. C. Shobha Anand, Deputy General Manager, KFin Technologies Private Limited, Selenium Tower B, Plot No. 31 & 32, Financial District, Nanakramguda Serilingampally Mandal, Hyderabad – 500 032, Ph: 91 40 6716 1559 Email: shobha.anand@kfintech.com
   xii. The members who require technical assistance to access and participate in the meeting through VC may contact the helpline number: +91 80 4156 5555 / +91 80 4156 5777
4. The record date for the purpose of determining the entitlement of members to the final dividend for fiscal 2020 was June 1, 2020. The payment of dividend shall be made on the fifth working day (i.e. on July 3, 2020) after the members' approval at the 39th AGM.

For **Infosys Limited**

Sd/-

Bengaluru, India
June 03, 2020

A.G.S. Manikantha
Company Secretary

Business Standard MUMBAI | THURSDAY, 4 JUNE 2020

Infosys®
Navigate your next

Infosys Limited

Corporate Identity Number (CIN): L85110KA1981PLC013115
Regd. Office: Electronics City, Hosur Road, Bengaluru - 560 100.
Phone: 91 80 2852 0261, Fax: 91 80 2852 0362
investors@infosys.com, www.infosys.com

NOTICE OF THE 39th ANNUAL GENERAL MEETING AND E-VOTING INFORMATION

Notice is hereby given that:

1. The 39th Annual General Meeting (AGM) of the members of Infosys Limited (the 'Company') will be held on Saturday, June 27, 2020 at 4:00 p.m. IST through Video Conferencing / Other Audio Visual Means (VC). In compliance with General Circular numbers 20/2020, 14/2020, 17/2020 issued by the Ministry of Corporate Affairs (MCA) and Circular number SEBI/HO/CFD/CMD1/CIR/P/2020/79 issued by the Securities and Exchange Board of India (SEBI) (hereinafter collectively referred to as 'Circulars'), companies are allowed to hold AGMs through VC, without the physical presence of members at a common venue. Hence, the AGM of the Company is being held through VC to transact the business as set forth in the Notice of the AGM dated May 29, 2020.
2. In compliance with the Circulars, electronic copies of the Notice of the AGM and Annual Report 2019-20 have been sent to all the members whose email IDs are registered with the Company/Depository Participant(s). These documents are also available on the website of the Company at, https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-20.pdf, stock exchange websites and on the website of National Securities Depository Limited ('NSDL') at, https://www.evoting.nsdl.com. The dispatch of Notice of the AGM through emails has been completed on June 2, 2020.
3. Members holding shares either in physical form or dematerialized form, as on the cut-off date (June 20, 2020), may cast their votes electronically on the business as set forth in the Notice of the AGM through the electronic voting system of NSDL ('remote e-voting'). Members are hereby informed that:
   - i. The business as set forth in the Notice of the AGM may be transacted through remote e-voting or e-voting system at the AGM;
   - ii. The remote e-voting shall commence on Monday, June 22, 2020 (9:00 a.m. IST);
   - iii. The remote e-voting shall end on Friday, June 26, 2020 (5:00 p.m. IST);
   - iv. The cut-off date for determining the eligibility to vote by remote e-voting or by e-voting system at the AGM shall be June 20, 2020;
   - v. Remote e-voting module will be disabled after 5:00 p.m. IST on June 26, 2020;
   - vi. Any person, who acquires shares of the Company and becomes a member post-dispatch of the Notice of the AGM and holds shares as on the cut-off date i.e. June 20, 2020, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if a person is already registered with NSDL for e-voting then the existing user ID and password can be used for casting their vote;
   - vii. Members may note that: a) The remote e-voting module shall be disabled by NSDL beyond 5:00 p.m. IST on June 26, 2020 and once the votes on a resolution is cast by the member, the member shall not be allowed to change it subsequently; b) The facility for voting will also be made available during the AGM, and those members present in the AGM through VC facility, who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system at the AGM. c) The members who have cast their votes by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their votes again; and d) Only persons whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date shall be entitled to avail the facility of remote e-voting or e-voting at the AGM.
   - viii. The manner of voting remotely for members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the Notice of the AGM. The details will also be made available on the website of the Company. Members are requested to visit www.infosys.com to obtain such details.
   - ix. Members who have not registered their email addresses are requested to register their email addresses with respective depository participant(s) and members holding shares in physical mode are requested to update their email addresses with Company's Registrar and Share Transfer Agent, KFin Technologies Private Limited (formerly Karvy Fintech Private Limited), at einward.ris@kfintech.com to receive copies of the Annual Report 2019-20 along with the Notice of the 39th AGM, instructions for remote e-voting and instructions for participation in the AGM through VC.
   - x. The manner in which the members who wish to register mandates for receiving their dividend is detailed in the Notice.
   - xi. In case of queries relating to remote e-voting, members may refer to the Frequently Asked Questions (FAQs) for members and e-voting user manual for members at the 'Downloads' section of NSDL's website or call the toll free no.: 1800 22 2990 or contact Ms. C. Shobha Anand, Deputy General Manager, KFin Technologies Private Limited, Selenium Tower B, Plot No. 31 & 32, Financial District, Nanakramguda Serilingampally Mandal, Hyderabad – 500 032, Ph: 91 40 6716 1559 Email: shobha.anand@kfintech.com
   - xii. The members who require technical assistance to access and participate in the meeting through VC may contact the helpline number: +91 80 4156 5555 / +91 80 4156 5777
4. The record date for the purpose of determining the entitlement of members to the final dividend for fiscal 2020 was June 1, 2020. The payment of dividend shall be made on the fifth working day (i.e. on July 3, 2020) after the members' approval at the 39th AGM.

For **Infosys Limited**
Sd/-
A.G.S. Manikantha
Company Secretary

Bengaluru, India
June 03, 2020

ಪ್ರಜಾವಾಣಿ

Infosys®
Navigate your next

ಇನ್‌ಫೋಸಿಸ್ ಲಿಮಿಟೆಡ್

ಕಾರ್ಪೊರೇಟ್ ಗುರುತು ಸಂಖ್ಯೆ (ಸಿಐಎನ್): L85110KA1981PLC013115
ನೋಂದಾಯಿತ ಕಛೇರಿ: ಎಲೆಕ್ಟ್ರಾನಿಕ್ಸ್ ಸಿಟಿ, ಹೊಸೂರು ರಸ್ತೆ, ಬೆಂಗಳೂರು – 560 100
ದೂರವಾಣಿ: 91 80 2852 0261, ಫ್ಯಾಕ್ಸ್: 91 80 2852 0362
investors@infosys.com, www.infosys.com

39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆ ಮತ್ತು ವಿ–ಮತದಾನ ಮಾಹಿತಿ ಸೂಚನೆ

ಈ ಕೆಳಕಂಡಂತೆ ಸೂಚಿಸಲಾಗಿದೆ:

1. ಇನ್‌ಫೋಸಿಸ್ ಲಿಮಿಟೆಡ್ (ಇನ್ನು ಮುಂದೆ "ಕಂಪನಿ")ನ ಷೇರುದಾರರ 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು (ಎಜಿಎಮ್) ಶನಿವಾರ, ಜೂನ್ 27, 2020 ಭಾರತೀಯ ಕಾಲಮಾನ ಸಂಜೆ 4:00ಕ್ಕೆ ಸರಿಯಾಗಿ ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್/ಇತರೆ ದೃಶ್ಯಶ್ರಾವ್ಯ ಮಾಧ್ಯದಮ (ವಿಸಿ) ಮೂಲಕ ನಡೆಸಲಾಗುವುದು. ಕಾರ್ಪೊರೇಟ್ ವ್ಯವಹಾರಗಳ ಸಚಿವಾಲಯ ಹೊರಡಿಸಿರುವ ಸಾಮಾನ್ಯ ಸುತ್ತೋಲೆ ಸಂಖ್ಯೆ 20/2020, 14/2020, 17/2020ಗಳ ಅನ್ವಯ ಸೆಕ್ಯುರಿಟೀಸ್ ಮತ್ತು ಎಕ್ಸ್‌ಚೇಂಜ್ ಬೋರ್ಡ್ ಆಫ್ ಇಂಡಿಯಾ (ಇನ್ನು ಮುಂದೆ ಸೆಬಿ) ಹೊರಡಿಸಿರುವ ಸುತ್ತೋಲೆ ಸಂಖ್ಯೆ SEBI/HO/CFD/CMD1/CIR/P/2020/79 (ಇನ್ನು ಮುಂದೆ ಸಂಗ್ರಾಹ್ಯವಾಗಿ "ಸುತ್ತೋಲೆಗಳು" ಎಂದು ಸೂಚಿಸಲಾಗುವುದು), ಅನ್ವಯ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು ವಿದ್ಯುನ್ಮಾನ ಮಾಧ್ಯಮದ ಮೂಲಕ, ಒಂದು ಸ್ಥಳದಲ್ಲಿ ಸದಸ್ಯರ ಭೌತಿಕ ಉಪಸ್ಥಿತಿಯಿಲ್ಲದೆ ನಡೆಸಲು ಅನುವುಮಾಡಿಕೊಡುತ್ತವೆ. ಆದ್ದರಿಂದ, ಕಂಪನಿಯ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು ವಿದ್ಯುನ್ಮಾನ ಮಾಧ್ಯಮದ ಮೂಲಕ ದಿನಾಂಕ ಮೇ 29, 2020ರ ವಾರ್ಷಿಕ ಸರ್ವ ಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಯಲ್ಲಿ ಹೇಳಲಾದಂತೆ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ನಿರ್ವಹಿಸಲು ನಡೆಸಲಾಗುವುದು.

2. ಮೇಲ್ಕಾಣಿಸಿದ ಸುತ್ತೋಲೆಗಳಂತೆ, ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆ ಹಾಗೂ ವಾರ್ಷಿಕ ವರದಿ 2019-20 ಇವುಗಳನ್ನು ಯಾವ ಸದಸ್ಯರ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆ ಕಂಪನಿ/ಡಿಪಾಸಿಟರಿ ಪಾರ್ಟಿಸಿಪೆಂಟ್(ಗಳು) ಇವರಲ್ಲಿ ನೋಂದಾಯಿತವಾಗಿದೆಯೋ ಆ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಗಳಿಗೆ ವಿದ್ಯುನ್ಮಾನ ಪ್ರತಿಗಳನ್ನು ಕಳಿಸಲಾಗಿದೆ. ಸದರಿ ದಸ್ತಾವೇಜುಗಳು ಕಂಪನಿಯ ಜಾಲತಾಣ https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-20.pdf ದಲ್ಲಿಯೂ ಸ್ಟಾಕ್ ಎಕ್ಸ್‌ಚೇಂಜ್ ಜಾಲತಾಣಗಳಲ್ಲಿಯೂ ಮತ್ತು ನ್ಯಾಷನಲ್ ಸೆಕ್ಯೂರಿಟೀಸ್ ಡೆಪಾಸಿಟರಿ ಲಿಮಿಟೆಡ್ (ಎನ್‌ಎಸ್‌ಡಿಎಲ್)ನ ಜಾಲತಾಣ https://www.evoting.nsdl.com ಗಳಲ್ಲಿಯೂ ಲಭ್ಯವಿರುತ್ತದೆ. ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯ ಮೂಲಕ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಯನ್ನು ಕಳಿಸುವ ಪ್ರಕ್ರಿಯೆ ದಿನಾಂಕ ಜೂನ್ 2, 2020ರಂದು ಮುಕ್ತಾಯಗೊಂಡಿದೆ.

3. ನಿರ್ಣಾಯಕ ದಿನಾಂಕದಂತೆ (ಜೂನ್ 20, 2020) ಭೌತಿಕ ಅಥವಾ ಡಿಮೆಟೀರಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಷೇರುಗಳನ್ನು ಹೊಂದಿರುವ ಸದಸ್ಯರುಗಳು ವಿದ್ಯುನ್ಮಾನ ರೂಪದಲ್ಲಿ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ನಿರ್ವಹಿಸುವ ಕುರಿತಾಗಿ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭಾ ಸೂಚನೆಯಲ್ಲಿ ಹೇಳಿದಂತೆ ಎನ್‌ಎಸ್‌ಡಿಎಲ್‌ನ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನ ವ್ಯವಸ್ಥೆಯ ಮೂಲಕ (ಸದೂರ ವಿ–ಮತದಾನ) ಮತಚಲಾಯಿಸಬಹುದಾಗಿರುತ್ತದೆ. ಎಲ್ಲಾ ಸದಸ್ಯರಿಗೆ ಈ ಕೆಳಕಂಡಂತೆ ಮಾಹಿತಿನೀಡಲಾಗಿರುತ್ತದೆ:

   i. ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭಾ ಸೂಚನೆಯಲ್ಲಿ ಹೇಳಿದಂತೆ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ಸದೂರ ವಿ–ಮತದಾನ ಅಥವಾ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನ ವ್ಯವಸ್ಥೆಯ ಮೂಲಕ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು ನಡೆಸಬಹುದಾಗಿರುತ್ತದೆ.

   ii. ಸದೂರ ವಿ–ಮತದಾನ (ರಿಮೋಟ್ ಇ–ವೋಟಿಂಗ್) ಸೋಮವಾರ, ದಿನಾಂಕ ಜೂನ್ 22, 2020 (ಭಾರತೀಯ ಕಾಲಮಾನ 9:00 ಗಂಟೆ)ರಂದು ಆರಂಭವಾಗುತ್ತದೆ.

   iii. ಸದೂರ ವಿ–ಮತದಾನ (ರಿಮೋಟ್ ಇ–ವೋಟಿಂಗ್) ಶುಕ್ರವಾರ, ದಿನಾಂಕ ಜೂನ್ 26, 2020 (ಭಾರತೀಯ ಕಾಲಮಾನ 5:00 ಗಂಟೆ)ರಂದು ಮುಕ್ತಾಯವಾಗುತ್ತದೆ.

   iv. ಸದೂರ ವಿ–ಮತದಾನ ಅಥವಾ ವಿದ್ಯುನ್ಮಾನ ವಿಧಾನದಲ್ಲಿ ಮತಚಲಾಯಿಸುವ ಅರ್ಹತೆ ಗೊತ್ತುಪಡಿಸುವ ನಿರ್ಣಾಯಕ ದಿನಾಂಕ ಜೂನ್ 20, 2020 ಹಾಗಿರುತ್ತದೆ; ;

   v. ದಿನಾಂಕ ಜೂನ್ 26, 2020 ಭಾರತೀಯ ಕಾಲಮಾನ ಸಂಜೆ 5:00 ಗಂಟೆಯ ನಂತರ ವಿದ್ಯುನ್ಮಾನ ಕ್ರಮದಲ್ಲಿ ಸದೂರ ವಿ–ಮತದಾನಕ್ಕೆ ಅವಕಾಶ ನೀಡಲಾಗುವುದಿಲ್ಲ.

   vi. ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭಾ ಸೂಚನೆ ರವಾನೆಯಾದ ನಂತರ ಕಂಪನಿಯ ಷೇರುಗಳನ್ನು ಪಡೆದುಕೊಳ್ಳುವ ಮತ್ತು ಕಂಪನಿಯ ಸದಸ್ಯರಾಗುವ ಯಾವುದೇ ವ್ಯಕ್ತಿ ನಿರ್ಣಾಯಕ ದಿನಾಂಕವಾದ, ಅಂದರೆ ಜೂನ್ 20, 2020ರಂದು ಷೇರುಗಳನ್ನು ಹೊಂದಿದ್ದರೆ ಸದರಿ ವ್ಯಕ್ತಿಗಳು ತಮ್ಮ ಸೇರ್ಪಡೆ ಗುರುತು ಪದ ಮತ್ತು ಗುಪ್ತಪದಗಳನ್ನು evoting@nsdl.co.in ಇಲ್ಲಿಗೆ ಕೋರಿಕೆ ಸಲ್ಲಿಸಿ ಪಡೆದುಕೊಳ್ಳಬಹುದು. ಅದಾಗ್ಯೂ, ಯಾವುದೇ ವ್ಯಕ್ತಿ ಈಗಾಗಲೇ ಎನ್‌ಎಸ್‌ಡಿಎಲ್‌ನಲ್ಲಿ ವಿ–ಮತದಾನಕ್ಕೆ ನೋಂದಾಯಿಸಿದ್ದಲ್ಲಿ, ಆ ಸೇರ್ಪಡೆ ಗುರುತಪದ ಮತ್ತು ಗುಪ್ತಪದಗಳನ್ನು ಮತಚಲಾವಣೆಗೆ ಬಳಸಬಹುದಾಗಿರುತ್ತದೆ;

   vii. ಸದಸ್ಯರ ಗಮನಕ್ಕೆ: ಅ) ಸದೂರ ವಿ–ಮತದಾನ ವ್ಯವಸ್ಥೆಯನ್ನು ಎನ್‌ಎಸ್‌ಡಿಎಲ್ ದಿನಾಂಕ ಜೂನ್ 26, 2020 ಭಾರತೀಯ ಕಾಲಮಾನ ಸಂಜೆ 5:00 ಗಂಟೆಗೆ ನಿಷ್ಕ್ರಿಯಗೊಳಿಸುತ್ತದೆ ಮತ್ತು ಒಮ್ಮೆ ಮತಚಲಾಯಿಸಿದ ನಂತರ ಸದಸ್ಯ ಅದನ್ನು ಆನಂತರ ಬದಲಿಸಲು ಅವಕಾಶವಿರುವುದಿಲ್ಲ. ಆ) ಮತಚಲಾಯಿಸುವ ಸೌಲಭ್ಯ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆನಡೆಯುವ ಸಂದರ್ಭದಲ್ಲೂ ಲಭ್ಯವಿದ್ದು ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್ (ವಿಸಿ) ವ್ಯವಸ್ಥೆಯಲ್ಲಿ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯಲ್ಲಿ ಹಾಜರಿರುವ ಸದಸ್ಯರು ಯಾರು ಠರಾವುಗಳನ್ನು ಕುರಿತಾಗಿ ಸದೂರ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನದ ಮೂಲಕ ಮತಚಲಾಯಿಸಲ್ಲವೋ ಹಾಗೂ ಮತದಾನ ಮಾಡದಂತೆ ನಿರ್ಬಂದನೆ ಇಲ್ಲವೋ ಅವರು ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ನಡೆಯುತ್ತಿರುವಾಗ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನ ವ್ಯವಸ್ಥೆಯ ಮೂಲಕ ಮತದಾನ ಮಾಡಬಹುದಾಗಿರುತ್ತದೆ. ಇ) ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಗೆ ಮುಂಚಿತವಾಗಿ ಸದೂರ ವಿ–ಮತದಾನದ ಮೂಲಕ ಮತಚಲಾಯಿಸಿದವರು ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಗೆ ಹಾಜರಾಗಬಹುದು ಆದರೆ ಮತ್ತೊಮ್ಮೆ ಮತಚಲಾಯಿಸುವ ಅವಕಾಶವಿರುವುದಿಲ್ಲ; ಮತ್ತು ಈ) ನಿರ್ಣಾಯಕ ದಿನಾಂಕದೊಳಗೆ ಸದಸ್ಯರ ರಿಜಿಸ್ಟ್ರರ್‌ನಲ್ಲಿ ದಾಖಲಾಗಿರುವ ಸದಸ್ಯರು ಅಥವಾ ಡಿಪಾಸಟರೀಸ್ ಅವರಲ್ಲಿನ ಲಾಭಹಕ್ಕುದಾರರ ವಹಿಯಲ್ಲಿ ದಾಖಲಾಗಿರುವ ಸದಸ್ಯರು ಮಾತ್ರ ಸದೂರ ವಿ–ಮತದಾನ ಅಥವಾ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯಲ್ಲಿನ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನದ ಸೌಲಭ್ಯವನ್ನು ಬಳಸಿಕೊಳ್ಳಬಹುದಾಗಿರುತ್ತದೆ.

   viii. ಷೇರುಗಳನ್ನು ಭೌತಿಕ, ಡಿಮೆಟೀರಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವ ಸದಸ್ಯರು ಹಾಗೂ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ನೋಂದಾಯಿಸಿಲ್ಲದ ಷೇರುದಾರಿಗೆ ಸದೂರ ಮತದಾನದ ಕ್ರಮವನ್ನು ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನಾ ಪತ್ರದಲ್ಲಿ ನೀಡಲಾಗಿದೆ. ಸದರಿ ವಿವರಗಳನ್ನು ಕಂಪನಿಯ ಜಾಲತಾಣದಲ್ಲಿಯೂ ಸಹ ಒದಗಿಸಲಾಗುವುದು. ಷೇರುದಾರರು ವಿವರಗಳಿಗಾಗಿ www.infosys.com ತಾಣವನ್ನು ಸಂಪರ್ಕಿಸಬಹುದಾಗಿರುತ್ತದೆ.

   ix. ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ನೋಂದಾಯಿಸದ ಸದಸ್ಯರುಗಳು ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ತಮ್ಮ ಡೆಪಾಸಿಟೊರೀಸ್ ಅವರಲ್ಲಿ ಅವರ ಅನುಕ್ರಮ ಡೆಪಾಸಿಟೊರಿ ಪಾರ್ಟಿಸಿಪೆಂಟ್ ಮೂಲಕ ನೋಂದಾಯಿಸಲು ಕೋರಲಾಗಿದೆ, ಮತ್ತು ಷೇರುಗಳನ್ನು ಭೌತಿಕ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವ ಸದಸ್ಯರು ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ಕಂಪನಿಯ ರಿಜಿಸ್ಟ್ರಾರ್ ಮತ್ತು ಷೇರು ವರ್ಗಾವಣೆ ಏಜೆಂಟರಾದ ಕೆಫಿನ್ ಟೆಕ್ನಾಲಜೀಸ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್ (ಹಿಂದಿನ ಕಾರ್ವಿ ಫಿನ್‌ಟೆಕ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್) ಅವರಲ್ಲಿ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯಾದ einward.ris@kfintech.com ಇದಕ್ಕೆ ಕಳಿಸಿ 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆ, ಸದೂರ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನಕ್ಕೆ ಕ್ರಮಗಳು ಹಾಗೂ ವಾರ್ಷಿಕ ವರದಿ 2019-20ಯನ್ನು ಪಡೆದುಕೊಳ್ಳಲು ನೋಂದಾಯಿಸಲು ಕೋರಲಾಗಿದೆ.

   x. ಲಾಭಾಂಶವನ್ನು ಸ್ವೀಕರಿಸಲು ನಿರ್ದೇಶನವನ್ನು ಸೂಚಿಸಬಯಸುವ ಸದಸ್ಯರುಗಳಿಗೆ ಆ ಕ್ರಮವನ್ನು 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಯಲ್ಲಿ ನೀಡಲಾಗಿದೆ.

   xi. ಸದೂರ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನವನ್ನು ಕುರಿತಾಗಿ ಸಂದೇಹಗಳಿದ್ದಲ್ಲಿ, ಸದಸ್ಯರು, ಸದಸ್ಯರ ಸಾಮಾನ್ಯ ಸಂದೇಹಗಳ ವಿಭಾಗವನ್ನು ಮತ್ತು ವಿ–ಮತದಾನ ಬಳಕೆದಾರ ಕೈಪಿಡಿಯನ್ನು https://evoting.nsdl.com ದಲ್ಲಿನ ಡೌನ್‌ಲೋಡ್ ವಿಭಾಗದಿಂದ ಇಳಿಸಿಕೊಂಡು ನೋಡಬಹುದು ಅಥವಾ ಉಚಿತ ಕರೆಸಂಖ್ಯೆ 1800 22 2990ಕ್ಕೆ ಕರೆಮಾಡಬಹುದು ಅಥವಾ ಸಂಪರ್ಕಕ್ಕೆ ಶ್ರೀಮತಿ ಸಿ. ಶೋಭಾ ಆನಂದ್, ಉಪ ಪ್ರಧಾನ ವ್ಯವಸ್ಥಾಪಕರು, ಕೆಫಿನ್ ಟೆಕ್ನಾಲಜೀಸ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್, ಸೆಲಿನಿಯಮ್ ಟವರ್ ಬಿ, ಪ್ಲಾಟ್ 31-32 ಗಾಚಿಬೌಲಿ, ಫೈನಾನ್ಷಿಯಲ್ ಡಿಸ್ಟ್ರಿಕ್ಟ್, ನಾನಕ್ರಮ್‌ಗುಡ, ಸೆರಿಲಿಂಗಮ್‌ಪಲ್ಲಿ, ಹೈದರಾಬಾದ್ – 500 032, ದೂರವಾಣಿ: 91 40 6716 1559 ವಿ–ಅಂಚೆ shobha.anand@kfintech.com ಇವರನ್ನು ಸಂಪರ್ಕಿಸಬಹುದು.

   xii. ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್ ಸೌಲಭ್ಯವನ್ನು ಬಳಸಿಕೊಂಡು ಸಭೆಯಲ್ಲಿ ಭಾಗವಹಿಸುವ ಕುರಿತಾಗಿ ತಾಂತ್ರಿಕ ಸಹಾಯ ಬೇಕಾದ ಸದಸ್ಯರು +91 80 4156 5555 / +91 80 4156 5777 ಮೂಲಕ ಸಹಾಯವಾಣಿಯನ್ನು ಸಂಪರ್ಕಿಸಿ ಸಹಾಯವನ್ನು ಪಡೆದುಕೊಳ್ಳಬಹುದು.

4. ಹಣಕಾಸು ವರ್ಷ 2020ದ ಅಂತಿಮ ಲಾಭಾಂಶವನ್ನು ಪಡೆಯುವ ಸದಸ್ಯರನ್ನು ಗುರುತಿಸುವ ದಿನಾಂಕವು ಜೂನ್ 1, 2020 ಆಗಿತ್ತು. ಸದಸ್ಯರು ಲಾಭಾಂಶವನ್ನು 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯಲ್ಲಿ ಒಪ್ಪಿಗೆ ಪಡೆದ ನಂತರ ಐದನೇ ಕೆಲಸದದಿನದಂದು (ಅಂದರೆ ಜುಲೈ 3, 2020ರಂದು) ಪಾವತಿ ಮಾಡಲಾಗುವುದು.

ಇನ್‌ಫೋಸಿಸ್ ಲಿಮಿಟೆಡ್ ಪರವಾಗಿ
ಸಹಿ/–
ಎ.ಜಿ.ಎಸ್. ಮಣಿಕಂಠ
ಕಂಪನಿ ಕಾರ್ಯದರ್ಶಿ

ಬೆಂಗಳೂರು, ಭಾರತ
ಜೂನ್ 3, 2020

ವಿಜಯ ಕರ್ನಾಟಕ VK

Infosys®
Navigate your next

ಇನ್‌ಫೋಸಿಸ್ ಲಿಮಿಟೆಡ್
ಕಾರ್ಪೊರೇಟ್ ಗುರುತು ಸಂಖ್ಯೆ (ಸಿಐಎನ್): L85110KA1981PLC013115
ನೋಂದಾಯಿತ ಕಛೇರಿ: ಎಲೆಕ್ಟ್ರಾನಿಕ್ಸ್ ಸಿಟಿ, ಹೊಸೂರು ರಸ್ತೆ, ಬೆಂಗಳೂರು – 560 100
ದೂರವಾಣಿ: 91 80 2852 0261, ಫ್ಯಾಕ್ಸ್: 91 80 2852 0362
investors@infosys.com, www.infosys.com

39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆ ಮತ್ತು ವಿ–ಮತದಾನ ಮಾಹಿತಿ ಸೂಚನೆ

ಈ ಕೆಳಕಂಡಂತೆ ಸೂಚಿಸಲಾಗಿದೆ:

1. ಇನ್‌ಫೋಸಿಸ್ ಲಿಮಿಟೆಡ್ (ಇನ್ನು ಮುಂದೆ "ಕಂಪನಿ")ನ ಷೇರುದಾರರ 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು (ಎಜಿಎಮ್) ಶನಿವಾರ, ಜೂನ್ 27, 2020 ಭಾರತೀಯ ಕಾಲಮಾನ ಸಂಜೆ 4:00ಕ್ಕೆ ಸರಿಯಾಗಿ ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್/ಇತರೆ ದೃಶ್ಯಶ್ರಾವ್ಯ ಮಾಧ್ಯದಮ (ವಿಸಿ) ಮೂಲಕ ನಡೆಸಲಾಗುವುದು. ಕಾರ್ಪೊರೇಟ್ ವ್ಯವಹಾರಗಳ ಸಚಿವಾಲಯ ಹೊರಡಿಸಿರುವ ಸಾಮಾನ್ಯ ಸುತ್ತೋಲೆ ಸಂಖ್ಯೆ 20/2020, 14/2020, 17/2020ಗಳ ಅನ್ವಯ ಸೆಕ್ಯುರಿಟೀಸ್ ಮತ್ತು ಎಕ್ಸ್‌ಚೇಂಜ್ ಬೋರ್ಡ್ ಆಫ್ ಇಂಡಿಯಾ (ಇನ್ನು ಮುಂದೆ ಸೆಬಿ) ಹೊರಡಿಸಿರುವ ಸುತ್ತೋಲೆ ಸಂಖ್ಯೆ SEBI/HO/CFD/CMD1/CIR/P/2020/79 (ಇನ್ನು ಮುಂದೆ ಸಂಗ್ರಾಹ್ಯವಾಗಿ "ಸುತ್ತೋಲೆಗಳು" ಎಂದು ಸೂಚಿಸಲಾಗುವುದು), ಅನ್ವಯ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು ವಿದ್ಯುನ್ಮಾನ ಮಾಧ್ಯಮದ ಮೂಲಕ, ಒಂದು ಸ್ಥಳದಲ್ಲಿ ಸದಸ್ಯರ ಭೌತಿಕ ಉಪಸ್ಥಿತಿಯಿಲ್ಲದೆ ನಡೆಸಲು ಅನುವುಮಾಡಿಕೊಡುತ್ತವೆ. ಆದ್ದರಿಂದ, ಕಂಪನಿಯ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು ವಿದ್ಯುನ್ಮಾನ ಮಾಧ್ಯಮದ ಮೂಲಕ ದಿನಾಂಕ ಮೇ 29, 2020ರ ವಾರ್ಷಿಕ ಸರ್ವ ಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಯಲ್ಲಿ ಹೇಳಲಾದಂತೆ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ನಿರ್ವಹಿಸಲು ನಡೆಸಲಾಗುವುದು.
2. ಮೇಲ್ಕಾಣಿಸಿದ ಸುತ್ತೋಲೆಗಳಂತೆ, ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆ ಹಾಗೂ ವಾರ್ಷಿಕ ವರದಿ 2019-20 ಇವುಗಳನ್ನು ಯಾವ ಸದಸ್ಯರ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆ ಕಂಪನಿ/ಡಿಪಾಸಿಟರಿ ಪಾರ್ಟಿಸಿಪೆಂಟ್(ಗಳು) ಇವರಲ್ಲಿ ನೋಂದಾಯಿತವಾಗಿದೆಯೋ ಆ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಗಳಿಗೆ ವಿದ್ಯುನ್ಮಾನ ಪ್ರತಿಗಳನ್ನು ಕಳಿಸಲಾಗಿದೆ. ಸದರಿ ದಸ್ತಾವೇಜುಗಳು ಕಂಪನಿಯ ಜಾಲತಾಣ https://www.infosys.com/investors/reports-filings/annual-report/annual/documents/infosys-ar-20.pdf ದಲ್ಲಿಯೂ ಸ್ಟಾಕ್ ಎಕ್ಸ್‌ಚೇಂಜ್ ಜಾಲತಾಣಗಳಲ್ಲಿಯೂ ಮತ್ತು ನ್ಯಾಷನಲ್ ಸೆಕ್ಯೂರಿಟೀಸ್ ಡೆಪಾಸಿಟರಿ ಲಿಮಿಟೆಡ್ (ಎನ್‌ಎಸ್‌ಡಿಎಲ್)ನ ಜಾಲತಾಣ https://www.evoting.nsdl.com ಗಳಲ್ಲಿಯೂ ಲಭ್ಯವಿರುತ್ತದೆ. ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯ ಮೂಲಕ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಯನ್ನು ಕಳಿಸುವ ಪ್ರಕ್ರಿಯೆ ದಿನಾಂಕ ಜೂನ್ 2, 2020ರಂದು ಮುಕ್ತಾಯಗೊಂಡಿದೆ.
3. ನಿರ್ಣಾಯಕ ದಿನಾಂಕದಂತೆ (ಜೂನ್ 20, 2020) ಭೌತಿಕ ಅಥವಾ ಡಿಮೆಟೀರಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಷೇರುಗಳನ್ನು ಹೊಂದಿರುವ ಸದಸ್ಯರುಗಳು ವಿದ್ಯುನ್ಮಾನ ರೂಪದಲ್ಲಿ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ನಿರ್ವಹಿಸುವ ಕುರಿತಾಗಿ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭಾ ಸೂಚನೆಯಲ್ಲಿ ಹೇಳಿದಂತೆ ಎನ್‌ಎಸ್‌ಡಿಲ್‌ನ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನ ವ್ಯವಸ್ಥೆಯ ಮೂಲಕ (ಸದೂರ ವಿ–ಮತದಾನ) ಮತಚಲಾಯಿಸಬಹುದಾಗಿರುತ್ತದೆ. ಎಲ್ಲಾ ಸದಸ್ಯರಿಗೆ ಈ ಕೆಳಕಂಡಂತೆ ಮಾಹಿತಿನೀಡಲಾಗಿರುತ್ತದೆ:
   i. ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭಾ ಸೂಚನೆಯಲ್ಲಿ ಹೇಳಿದಂತೆ ವ್ಯಾಪಾರ ವಹಿವಾಟುಗಳನ್ನು ಸದೂರ ವಿ–ಮತದಾನ ಅಥವಾ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನ ವ್ಯವಸ್ಥೆಯ ಮೂಲಕ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯನ್ನು ನಡೆಸಬಹುದಾಗಿರುತ್ತದೆ.
   ii. ಸದೂರ ವಿ–ಮತದಾನ (ರಿಮೋಟ್ ಇ–ವೋಟಿಂಗ್) ಸೋಮವಾರ, ದಿನಾಂಕ ಜೂನ್ 22, 2020 (ಭಾರತೀಯ ಕಾಲಮಾನ 9:00 ಗಂಟೆ)ರಂದು ಆರಂಭವಾಗುತ್ತದೆ.
   iii. ಸದೂರ ವಿ–ಮತದಾನ (ರಿಮೋಟ್ ಇ–ವೋಟಿಂಗ್) ಶುಕ್ರವಾರ, ದಿನಾಂಕ ಜೂನ್ 26, 2020 (ಭಾರತೀಯ ಕಾಲಮಾನ 5:00 ಗಂಟೆ)ರಂದು ಮುಕ್ತಾಯವಾಗುತ್ತದೆ.
   iv. ಸದೂರ ವಿ–ಮತದಾನ ಅಥವಾ ವಿದ್ಯುನ್ಮಾನ ವಿಧಾನದಲ್ಲಿ ಮತಚಲಾಯಿಸುವ ಅರ್ಹತೆ ಗೊತ್ತುಪಡಿಸುವ ನಿರ್ಣಾಯಕ ದಿನಾಂಕ ಜೂನ್ 20, 2020 ಹಾಗಿರುತ್ತದೆ; ;
   v. ದಿನಾಂಕ ಜೂನ್ 26, 2020 ಭಾರತೀಯ ಕಾಲಮಾನ ಸಂಜೆ 5:00 ಗಂಟೆಯ ನಂತರ ವಿದ್ಯುನ್ಮಾನ ಕ್ರಮದಲ್ಲಿ ಸದೂರ ವಿ–ಮತದಾನಕ್ಕೆ ಅವಕಾಶ ನೀಡಲಾಗುವುದಿಲ್ಲ.
   vi. ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭಾ ಸೂಚನೆ ರವಾನೆಯಾದ ನಂತರ ಕಂಪನಿಯ ಷೇರುಗಳನ್ನು ಪಡೆದುಕೊಳ್ಳುವ ಮತ್ತು ಕಂಪನಿಯ ಸದಸ್ಯರಾಗುವ ಯಾವುದೇ ವ್ಯಕ್ತಿ ನಿರ್ಣಾಯಕ ದಿನಾಂಕವಾದ, ಅಂದರೆ ಜೂನ್ 20, 2020ರಂದು ಷೇರುಗಳನ್ನು ಹೊಂದಿದ್ದರೆ ಸದರಿ ವ್ಯಕ್ತಿಗಳು ತಮ್ಮ ಸೇರ್ಪಡೆ ಗುರುತು ಪದ ಮತ್ತು ಗುಪ್ತಪದಗಳನ್ನು evoting@nsdl.co.in ಇಲ್ಲಿಗೆ ಕೋರಿಕೆ ಸಲ್ಲಿಸಿ ಪಡೆದುಕೊಳ್ಳಬಹುದು. ಅದಾಗ್ಯೂ, ಯಾವುದೇ ವ್ಯಕ್ತಿ ಈಗಾಗಲೇ ಎನ್‌ಎಸ್‌ಡಿಎಲ್‌ನಲ್ಲಿ ವಿ–ಮತದಾನಕ್ಕೆ ನೋಂದಾಯಿಸಿದ್ದಲ್ಲಿ, ಆ ಸೇರ್ಪಡೆ ಗುರುತಪದ ಮತ್ತು ಗುಪ್ತಪದಗಳನ್ನು ಮತಚಲಾವಣೆಗೆ ಬಳಸಬಹುದಾಗಿರುತ್ತದೆ;
   vii. ಸದಸ್ಯರ ಗಮನಕ್ಕೆ: ಅ) ಸದೂರ ವಿ–ಮತದಾನ ವ್ಯವಸ್ಥೆಯನ್ನು ಎನ್‌ಎಸ್‌ಡಿಎಲ್ ದಿನಾಂಕ ಜೂನ್ 26, 2020 ಭಾರತೀಯ ಕಾಲಮಾನ ಸಂಜೆ 5:00 ಗಂಟೆಗೆ ನಿಷ್ಕ್ರಿಯಗೊಳಿಸುತ್ತದೆ ಮತ್ತು ಒಮ್ಮೆ ಮತಚಲಾಯಿಸಿದ ನಂತರ ಸದಸ್ಯ ಅದನ್ನು ಆನಂತರ ಬದಲಿಸಲು ಅವಕಾಶವಿರುವುದಿಲ್ಲ. ಆ) ಮತಚಲಾಯಿಸುವ ಸೌಲಭ್ಯ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆನಡೆಯುವ ಸಂದರ್ಭದಲ್ಲೂ ಲಭ್ಯವಿದ್ದು ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್ (ವಿಸಿ) ವ್ಯವಸ್ಥೆಯಲ್ಲಿ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯಲ್ಲಿ ಹಾಜರಿರುವ ಸದಸ್ಯರು ಯಾರು ಠರಾವುಗಳನ್ನು ಕುರಿತಾಗಿ ಸದೂರ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನದ ಮೂಲಕ ಮತಚಲಾಯಿಸಲ್ಲವೋ ಹಾಗೂ ಮತದಾನ ಮಾಡದಂತೆ ನಿರ್ಬಂದನೆ ಇಲ್ಲವೋ ಅವರು ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ನಡೆಯುತ್ತಿರುವಾಗ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನ ವ್ಯವಸ್ಥೆಯ ಮೂಲಕ ಮತದಾನ ಮಾಡಬಹುದಾಗಿರುತ್ತದೆ. ಇ) ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಗೆ ಮುಂಚಿತವಾಗಿ ಸದೂರ ವಿ–ಮತದಾನದ ಮೂಲಕ ಮತಚಲಾಯಿಸಿದವರು ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಗೆ ಹಾಜರಾಗಬಹುದು ಆದರೆ ಮತ್ತೊಮ್ಮೆ ಮತಚಲಾಯಿಸುವ ಅವಕಾಶವಿರುವುದಿಲ್ಲ; ಮತ್ತು ಈ) ನಿರ್ಣಾಯಕ ದಿನಾಂಕದೊಳಗೆ ಸದಸ್ಯರ ರಿಜಿಸ್ಟ್ರರ್‌ನಲ್ಲಿ ದಾಖಲಾಗಿರುವ ಸದಸ್ಯರು ಅಥವಾ ಡಿಪಾಸಟರೀಸ್ ಅವರಲ್ಲಿನ ಲಾಭಹಕ್ಕುದಾರರ ವಹಿಯಲ್ಲಿ ದಾಖಲಾಗಿರುವ ಸದಸ್ಯರು ಮಾತ್ರ ಸದೂರ ವಿ–ಮತದಾನ ಅಥವಾ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯಲ್ಲಿನ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನದ ಸೌಲಭ್ಯವನ್ನು ಬಳಸಿಕೊಳ್ಳಬಹುದಾಗಿರುತ್ತದೆ.
   viii. ಷೇರುಗಳನ್ನು ಭೌತಿಕ, ಡಿಮೆಟೀರಲೈಸ್ಡ್ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವ ಸದಸ್ಯರು ಹಾಗೂ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ನೋಂದಾಯಿಸಿಲ್ಲದ ಷೇರುದಾರಿಗೆ ಸದೂರ ಮತದಾನದ ಕ್ರಮವನ್ನು ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನಾ ಪತ್ರದಲ್ಲಿ ನೀಡಲಾಗಿದೆ. ಸದರಿ ವಿವರಗಳನ್ನು ಕಂಪನಿಯ ಜಾಲತಾಣದಲ್ಲಿಯೂ ಸಹ ಒದಗಿಸಲಾಗುವುದು. ಷೇರುದಾರರು ವಿವರಗಳಿಗಾಗಿ www.infosys.com ತಾಣವನ್ನು ಸಂಪರ್ಕಿಸಬಹುದಾಗಿರುತ್ತದೆ.
   ix. ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ನೋಂದಾಯಿಸದ ಸದಸ್ಯರುಗಳು ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ತಮ್ಮ ಡೆಪಾಸಿಟೋರೀಸ್ ಅವರಲ್ಲಿ ಅವರ ಅನುಕ್ರಮ ಡೆಪಾಸಿಟೋರಿ ಪಾರ್ಟಿಸಿಪೆಂಟ್ ಮೂಲಕ ನೋಂದಾಯಿಸಲು ಕೋರಲಾಗಿದೆ, ಮತ್ತು ಷೇರುಗಳನ್ನು ಭೌತಿಕ ರೂಪದಲ್ಲಿ ಹೊಂದಿರುವ ಸದಸ್ಯರು ತಮ್ಮ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯನ್ನು ಕಂಪನಿಯ ರಿಜಿಸ್ಟ್ರಾರ್ ಮತ್ತು ಷೇರು ವರ್ಗಾವಣೆ ಏಜೆಂಟರಾದ ಕೆಫಿನ್ ಟೆಕ್ನಾಲಜೀಸ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್ (ಹಿಂದಿನ ಕಾರ್ವಿ ಫಿನ್‌ಟೆಕ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್) ಅವರಲ್ಲಿ ವಿದ್ಯುನ್ಮಾನ ಅಂಚೆಯಾದ einward.ris@kfintech.com ಇದಕ್ಕೆ ಕಳಿಸಿ 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆ, ಸದೂರ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನಕ್ಕೆ ಕ್ರಮಗಳು ಹಾಗೂ ವಾರ್ಷಿಕ ವರದಿ 2019-20ಯನ್ನು ಪಡೆದುಕೊಳ್ಳಲು ನೋಂದಾಯಿಸಲು ಕೋರಲಾಗಿದೆ.
   x. ಲಾಭಾಂಶವನ್ನು ಸ್ವೀಕರಿಸಲು ನಿರ್ದೇಶನವನ್ನು ಸೂಚಿಸಬಯಸುವ ಸದಸ್ಯರುಗಳಿಗೆ ಆ ಕ್ರಮವನ್ನು 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯ ಸೂಚನೆಯಲ್ಲಿ ನೀಡಲಾಗಿದೆ.
   xi. ಸದೂರ ವಿದ್ಯುನ್ಮಾನ ಮತದಾನವನ್ನು ಕುರಿತಾಗಿ ಸಂದೇಹಗಳಿದ್ದಲ್ಲಿ, ಸದಸ್ಯರು, ಸದಸ್ಯರ ಸಾಮಾನ್ಯ ಸಂದೇಹಗಳ ವಿಭಾಗವನ್ನು ಮತ್ತು ವಿ–ಮತದಾನ ಬಳಕೆದಾರ ಕೈಪಿಡಿಯನ್ನು https://evoting.nsdl.com ದಲ್ಲಿನ ಡೌನ್‌ಲೋಡ್ ವಿಭಾಗದಿಂದ ಇಳಿಸಿಕೊಂಡು ನೋಡಬಹುದು ಅಥವಾ ಉಚಿತ ಕರೆಸಂಖ್ಯೆ 1800 22 2990ಕ್ಕೆ ಕರೆಮಾಡಬಹುದು ಅಥವಾ ಸಂಪರ್ಕಕ್ಕೆ ಶ್ರೀಮತಿ ಸಿ. ಶೋಭಾ ಆನಂದ್, ಉಪ ಪ್ರಧಾನ ವ್ಯವಸ್ಥಾಪಕರು, ಕೆಫಿನ್ ಟೆಕ್ನಾಲಜೀಸ್ ಪ್ರೈವೆಟ್ ಲಿಮಿಟೆಡ್, ಸೆಲಿನಿಯಮ್ ಟವರ್ ಬಿ, ಪ್ಲಾಟ್ 31-32 ಗಾಚಿಬೌಲಿ, ಫೈನಾನ್ಷಿಯಲ್ ಡಿಸ್ಟಿಕ್ಟ್, ನಾನಕ್ರಮ್‌ಗುಡ, ಸೆರಿಲಿಂಗಮ್‌ಪಲ್ಲಿ, ಹೈದರಾಬಾದ್ – 500 032, ದೂರವಾಣಿ: 91 40 6716 1559 ವಿ–ಅಂಚೆ shobha.anand@kfintech.com ಇವರನ್ನು ಸಂಪರ್ಕಿಸಬಹುದು.
   xii. ವಿಡಿಯೋ ಕಾನ್ಫರೆನ್ಸ್ ಸೌಲಭ್ಯವನ್ನು ಬಳಸಿಕೊಂಡು ಸಭೆಯಲ್ಲಿ ಭಾಗವಹಿಸುವ ಕುರಿತಾಗಿ ತಾಂತ್ರಿಕ ಸಹಾಯ ಬೇಕಾದ ಸದಸ್ಯರು +91 80 4156 5555 / +91 80 4156 5777 ಮೂಲಕ ಸಹಾಯವಾಣಿಯನ್ನು ಸಂಪರ್ಕಿಸಿ ಸಹಾಯವನ್ನು ಪಡೆದುಕೊಳ್ಳಬಹುದು.
4. ಹಣಕಾಸು ವರ್ಷ 2020ದ ಅಂತಿಮ ಲಾಭಾಂಶವನ್ನು ಪಡೆಯುವ ಸದಸ್ಯರನ್ನು ಗುರುತಿಸುವ ದಿನಾಂಕವು ಜೂನ್ 1, 2020 ಆಗಿತ್ತು. ಸದಸ್ಯರು ಲಾಭಾಂಶವನ್ನು 39ನೇ ವಾರ್ಷಿಕ ಸರ್ವಸದಸ್ಯರ ಸಭೆಯಲ್ಲಿ ಒಪ್ಪಿಗೆ ಪಡೆದ ನಂತರ ಐದನೇ ಕೆಲಸದದಿನದಂದು (ಅಂದರೆ ಜುಲೈ 3, 2020ರಂದು) ಪಾವತಿ ಮಾಡಲಾಗುವುದು.

ಇನ್‌ಫೋಸಿಸ್ ಲಿಮಿಟೆಡ್ ಪರವಾಗಿ
ಸಹಿ/–
ಎ.ಜಿ.ಎಸ್. ಮಣಿಕಂಠ
ಕಂಪನಿ ಕಾರ್ಯದರ್ಶಿ

ಬೆಂಗಳೂರು, ಭಾರತ
ಜೂನ್ 3, 2020